承诺函

山西国联管业集团有限公司（下称：公司）主营生产和销售螺旋缝埋弧焊管，电阻焊管和燃气管销售业务（spiral submerged arc welded(SSAW)pipe,electrie resistance welded(ERW)pipe and gas equipment），由于公司迅速发展及购买大额固定资产等资本性支出需要，同时受全球金融危机影响导致整个钢管行业效益在 2008 年下半年有所下滑，使得资金流入下降，公司截止 2009 年 4 月 30 日发生累计亏损 USD(12Million)，营运资金主要来源于负债支持，公司资产负债率较高。

2009 年下半年开始，世界经济开始复苏，2010 年经济环境已有明显的改善，公司的销售业绩也呈现上涨趋势，公司截止 2010 年 4 月 30 日和 2009 年 4 月 30 日的净利润分别为 USD(7.8million)和 USD(5.2million) 。我们相信钢管生产和销售业务会出现持续性的增长，业务收入将会有显著的提高，公司的现金流也会得到相应改善。与此同时，基于我们对钢管市场前景的分析和调查，我们作为公司的主要股东，愿意自声明之日起，在公司营运资金不足时，通过以下途径在 2010 年 4 月 30 日及将来为公司提供资金支持，帮助公司达到可持续发展：

1）为公司新的抵押贷款提供担保；

2）提供股东个人借款。

声明人：

刘旭东：

刘利子：

2010-5-2

Commitment Letter

Shanxi Guolian Pipe Industry Group Co., Ltd. (herein after referred as "the company"), is mainly focusing on the production and marketing of spiral submerged arc welded (SSAW) pipes, electric resistance welded (ERW) pipes and gas pipes. Rapid development of the company, huge capital expenditure including purchase of large amount of fixed assets, and the impact of the global financial crisis bring about decline across the whole steel pipe industry in the second half of 2008, and capital inflow decreased. Ended Apr. 30th, 2009, the company's accumulated deficit reached USD 12 Million, working capital was mainly financed through debt, and debt/asset ratio was comparatively high;

With the gradual revival of world economy since the second half of 2009, economic condition in 2010 improved remarkably, and the company achieved a rising trend in its sales performance. Ended Apr. 30th, 2010 and Apr. 30th, 2009, the company's net profits reached USD 7.8 Million and USD 5.2 Million respectively. We believe that our business of production and marketing of steel pipes will continue to increase, business income will increase significantly, and the company's cash flow will also be improved accordingly; Moreover, based upon our analysis and investigation on prospect of the steel pipe market, we , as principal shareholders of the company, are willing to provide the company with capital support on Apr. 30th, 2010 and since the date of the statement through the following channels in case the company is in short of working capital, and so as to help the company achieve continuous development help:

1) Providing guarantee for the company's new mortgage loans;
2) Shareholders providing personal loans;

By:

Mr. Xudong Liu;

Mr. Lizi, Liu;

May. 2nd, 2010